

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

<u>Via E-mail</u>
Michael Kang
Liquidating Trustee
ShengdaTech Liquidating Trust
c/o Alvarez & Marsal Holdings, LLC
100 Pine Street, Suite 900
San Francisco, California 94111

      Re: ShengdaTech Liquidating Trust
              Registration Statement on Form 10-12G, as amended
              Filed April 30, 2013
              File No. 000-54945

Dear Mr. Kang:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Era Anagnosti

                            for Pamela Long
                            Assistant Director